To the United States Securities and Exchange Commission
We consent to the incorporation by reference in the Annual Report on Form 40-F of Cybin Inc. (the “Company”) of our report dated June 25, 2024, with respect to the consolidated financial position of the Company as at March 31, 2024 and March 31, 2023 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidation financial, including material accounting policy information.

Toronto, Canada                                                                    Chartered Professional Accountants
July 25, 2024                                                                        Licensed Public Accountants

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